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                                    Exhibit 4


                                                     March 11, 1999



Dr. Shimon Eckhouse
Chairman of the Board of Directors,
President and Chief Executive Officer
ESC Medical Systems Ltd.
P.O. Box 240
Yokneam Industrial Park
Yokneam, Israel  30692

Dear Shimon:

                  We are writing to you in our capacity as holders of more than 10% of the paid up share capital of ESC Medical Systems Ltd. (the "Company"). We are long-term investors in the Company who recognize the long-term potential value of the Company. Unfortunately, the marketplace has failed to recognize that value. This is attributable in part, we believe, to the lack of expertise necessary to give investors confidence that the Company's prospects can be realized. We believe that certain action must be taken by the Company in order for it to grow and prosper as an independent public company in the future.

                  Specifically, we believe that the composition of the Board of Directors needs to be restructured to include capable individuals who have established themselves in the business and/or scientific community. We are convinced that such action would instill a new sense of direction into the Company and give much needed credibility to the Company's plans and prospects. The newly restructured Board will provide a valuable resource to management to help rebuild the profitability of the Company and restore shareholder value which has been significantly eroded over the past several months.

                  Rather than simply expanding the Board to include such new members (which could make the size of the Board unwieldy), we propose replacing two management directors, other than you, together with one non-management director (other than the representative of Trans-Resources, Inc.), with four new directors to be identified by us. It is our intent that after such restructuring a majority of the Board would be unaffiliated with either management or ourselves.


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Dr. Shimon Eckhouse
March 10, 1999
Page 2

                  Time is of the essence. We urge the Board to discuss this matter at the earliest possible time. We believe this course of action is in the best interest of all shareholders. We sincerely hope that we can resolve this matter in a prompt and constructive manner and request that you respond to us as soon as possible, but no later than March 22, 1999.

                  We look forward to your reply.

                                  Very truly yours,



                                  /s/ Arie Genger
                                  -------------------------------------------
                                  Arie Genger


                                  /s/ Barnard J. Gottstein
                                  -------------------------------------------
                                  Barnard J. Gottstein

cc:      Board of Directors
         of ESC Medical Systems Ltd.


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